[AmTrust Financial Services, Inc. letterhead]

December 4, 2013

Via EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:     AmTrust Financial Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
Form 10-Q for the Quarterly Period Ended June 30, 2013
Filed August 9, 2013
File No. 001-33143

Dear Mr. Rosenberg:

Thank you for your letter dated November 5, 2013 (the “Comment Letter”), setting forth comments of the Division of Corporation Finance (the “Staff”) regarding the Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”) and the Quarterly Report on Form 10-Q for the period ended June 30, 2013 (the “June 30 Form 10-Q”) of AmTrust Financial Services, Inc.

We have carefully considered the Staff’s comments and set forth our responses below. For the convenience of the Staff, each numbered paragraph response herein corresponds to the same numbered paragraph in the comment letter.

10-K for the Fiscal Year Ended December 31, 2013

Business
Insurance Regulatory Information System Ratios, page 28

1.
You disclose that in 2012 some of your insurance companies, had ratios departing from the “usual values” identified by the Insurance Regulatory Information System and you attribute some of those departures to your intercompany reinsurance structure. Please provide us proposed disclosure to be included in future periodic reports that discuss the attributes of your intercompany reinsurance structure that have caused departure from values considered usual and elaborate on the business purpose behind your structuring of your reinsurance agreements in apparently a unique way.

Jim B. Rosenberg
Division of Corporation Finance
December 4, 2013

Response: As part of our U.S. domestic insurance companies’ (defined in our 2012 Form 10-K as “U.S. Insurance Subsidiaries”) annual filing with the National Association of Insurance Commissioners (“NAIC”), which we prepare using Statutory Accounting principles, we are required to calculate and report certain financial ratios as described and defined by the Insurance Regulatory Information System (“IRIS”) for each U.S. Insurance Subsidiary. We utilize our wholly-owned Bermuda-based insurance company subsidiary, AmTrust International Insurance, Ltd. (“AII”), to support our U.S. Insurance Subsidiaries through intercompany reinsurance agreements. The reinsurance agreements provide that the U.S. Insurance Subsidiaries cede at least 70% of written premium and 70% of associated losses to AII. There is nothing unique or unusual regarding the nature or the form of this quota share reinsurance agreement and it has been approved by all appropriate state insurance regulators. Through our intercompany reinsurance arrangement, our group A.M. Best “A” rating applies to all of our insurance subsidiaries. However, the fact that the quota share reinsurance agreements provide for cession of written premium as opposed to earned premium can, at times, cause an unusual value in certain ratios.

For example, our structure may cause the IRIS ratio “Adjusted Liabilities to Liquid Assets” to produce results that are not in the usual range. For purposes of this ratio, adjusted liabilities are total liabilities less that portion of premium receivables that are classified as “deferred and not yet due.” However, adjusted liabilities do not include an offset for current receivables, which are not “deferred and not yet due.” We calculate the ceding subsidiaries’ liabilities associated with our reinsurance structure (e.g., reinsurance payable or funds held under reinsurance agreement) based on the full amount of the written premium. However, in the calculation of this ratio, the ceding subsidiaries do not receive credit as a liquid asset for current receivables. This may cause the ratio to be outside of the usual range.

Our structure also impacts the IRIS ratio “Gross Agent’s balance (in collection) to Policyholders Surplus,” which measures premium currently in collection to policyholders surplus. Because we utilized AII to support our U.S. Insurance Subsidiaries through intercompany quota share reinsurance agreements, their policyholders surplus is maintained at levels sufficient for their net retained premium. The nature and the causes of unusual IRIS ratios are routinely provided to various state regulators.

The Company’s proposed revised disclosure to be included in future periodic filings is underlined below:

“Our intercompany reinsurance structure, by which TIC cedes 70% of written premium to AII and 10% to another affiliate, causes certain IRIS ratios that compare assets to liabilities and assets to surplus to generate results that are outside of the usual ranges.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Jim B. Rosenberg
Division of Corporation Finance
December 4, 2013

Critical Accounting Policies
Acquisitions, page 58

2.
You disclose that in 2009 you acquired a Luxembourg holding company and five Luxembourg-domiciled captive insurance companies and that during 2010 - 2012, you made several additional acquisitions of Luxembourg-domiciled captive insurance companies. Please tell us:

•
The nature and the business purpose of transactions with captives. Explain whether and if so, how you reinsure with these captives including whether, and if so, to what extent, captives assume reinsurance from third parties to whom you ceded policies.

Response: Upon formation, a Luxembourg reinsurance company (referred to throughout this response as an “LRC”) is required to establish “equalization reserves” in accordance with Chapter 3, Article 11 of the Modified Law of December 5, 2007. The LRC allocates amounts to an equalization reserve in order to cover exceptional charges resulting from fluctuation in claims, within the limits applicable in Luxembourg relating to reinsurance companies. When the equalization reserves are initially established, the LRC recognizes an expense in both its Luxembourg tax return and its financial statements, which are prepared in accordance with Luxembourg regulations (specifically, the Modified Law of December 8, 1994 related to annual accounts and consolidated accounts of insurance and reinsurance undertakings). If the LRC ceases writing business and there are not sufficient losses to exhaust the equalization reserve, the LRC will ultimately reduce the equalization reserve and recognize income, which will be taxed at the Luxembourg effective rate of approximately 30%.
We purchase LRCs to allow us to obtain the benefit of the LRC’s capital and utilization of its existing and future loss reserves through a reinsurance arrangement with one or more of our insurance subsidiaries. As part of the acquisition process of an LRC, we submit a business plan and proposed reinsurance agreements to the Luxembourg insurance regulators. The proposed business plan and reinsurance agreements are reviewed and assessed to ensure the business plan complies with Luxembourg requirements and that the underlying business that is proposed to be reinsured into the LRC has sufficient volatility to, at a minimum, maintain the existing equalization reserves. If the acquisition of the LRC is approved, the business plan and associated reinsurance are entered into concurrently with the close of the transaction. However, in order to fully utilize the benefit of our acquisition, we, through our existing insurance subsidiaries, must cede sufficient business and associated insurance losses to the LRC to utilize the equalization reserves over a future period of time. However, once established the equalization reserve can be maintained at the LRC as long as the underlying business and premium volume assumed by the LRC justifies the volatility rating applied in the initial business plan We believe that through intercompany reinsurance arrangements, we have the ability to cede business to the LRC that is sufficient to either maintain or exhaust the Luxembourg reinsurance company’s equalization reserves.

Jim B. Rosenberg
Division of Corporation Finance
December 4, 2013

The captives do not assume reinsurance from third parties to whom we cede policies.

•
The amount of captives’ obligations and the nature and amount of assets, guarantees, letters of credit or promises that secure the captives’ obligations. Tell us the nature and amount of Amtrust Financial Services, Inc., the parent holding company, assets, guarantees, letters of credit or promises securing the captives’ obligations.

Response: As of December 31, 2012, the Luxembourg captives had $441.8 million on deposit with our wholly-owned subsidiary, AmTrust International Insurance, Ltd., to secure their obligations. In addition, as of December 31, 2012, the Luxembourg captives had $91.8 million of cash and invested assets and approximately $123.6 million of statutory liability to outside third parties. AmTrust Financial Services, Inc., the parent holding company, has no assets, guarantees, letters of credit or promises securing the captives’ obligations.

•	The effects in your GAAP consolidated financial statements of transacting with captives directly and, if applicable, indirectly through third parties.

Response: The equalization reserves are not recognized under GAAP. We establish a statutory liability equal to approximately 30% of the unutilized portion of the equalization reserves. We then adjust the statutory liability each period based on premiums and losses ceded to the Luxembourg reinsurers under the reinsurance agreements. The reduction of the statutory liability related to the utilization of the equalization reserves is recorded as a reduction to general and administrative expenses in our Specialty Risk and Extended Warranty segment.

•	Your consideration of disclosing the risks of employing your captives strategy.

Response: In our 2012 Form 10-K, we included a risk factor on page 44 titled “We may be subject to taxes on our Luxembourg affiliates’ equalization reserves” where we describe our acquisition of equalization reserves and what the income and tax impact would be if the captive reinsurance entities were to cease reinsuring business without exhausting the equalization reserves. We also quantified our amount of unutilized equalization reserves as of December 31, 2012. In future filings, we will also describe the financial impact of using the statutory liabilities related to these equalization reserves, as described above.

•
Any uncertainties associated with the continued use of this strategy and the expected effects on your financial position and results of operations if you discontinue this strategy. In this regard, your response should tell us the aspect(s) of and magnitude to your financial position and results of operations, or that you would not expect any material effects.

Jim B. Rosenberg
Division of Corporation Finance
December 4, 2013

Response: If we discontinued this strategy without fully utilizing the equalization reserves, it would negatively impact our liquidity by approximately $123.6 million as of December 31, 2012, as we would be required to repay this statutory liability to Luxembourg, as well as negatively impact our financial results as it would require the write-down of the intangible assets associated with the related to the initial purchase of the equalization reserves, which was approximately $81 million as of December 31, 2012. Although this outcome is possible, we believe the likelihood of realizing the maximum negative financial impact is remote. If we discontinued the strategy of ceding business to the Luxembourg-captive insurance companies, we believe each Luxembourg-domiciled captive insurance company has similar characteristics of marketable securities and that an open market exists for buying and selling these types of entities. In the same manner that allowed us to acquire these captive insurance companies, we would have the ability to sell them to another party. Although it is difficult to estimate and quantify the value to be realized upon sale of these entities, we believe the sale of these entities would significantly reduce our maximum liability of $123.6 million.

Premiums, page 64

3.
You disclose on page 15 that generally there is more uncertainty in the Specialty Risk and Extended Warranty unearned premium reserve than in the IBNR reserve. Please provide us proposed disclosure to be included in future periodic reports that discusses the judgments and uncertainties surrounding your unearned premium reserve estimate, the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. For material changes to prior period estimates, identify and describe in reasonable specificity the nature and extent of new events that occurred or additional experience/information obtained since the last reporting date that led to the change in estimate and disclose the amount of the change for all periods presented. Please tell us how the assumptions used to amortize your deferred acquisition costs compares with the assumptions used to amortize your unearned premium reserve.

Response: We believe there is more uncertainty in our unearned premium than in our IBNR reserve for Specialty Risk and Extended Warranty segment due to the fact that our warranty line of business is a short-duration business. Warranty claims in this line of business are generally reported immediately upon occurrence and are closed within months of the initial claim reporting. Therefore, IBNR is not significant. In contrast, our unearned premium reserve associated with our warranty business is assessed to ensure it is adequate to cover our estimated projected future losses.As of December 31, 2012, 52% of our unearned premium related to insurance policies with a 12 month term that are earned on a straight line basis. The remaining 48% of unearned premium related to insurance policies with policy terms ranging from 13 months to 120 months. A portion of these policies are earned on a method other than evenly over the contract period. For those policies that are not earned evenly over the contract period, they are earned over the period of risk in proportion to the amount of insurance protection provided. As there is a longer earning cycle on these policies, there is more potential for claims patterns

Jim B. Rosenberg
Division of Corporation Finance
December 4, 2013

developing outside historical ranges. Notwithstanding this potential, we do not believe that our estimates of claims patterns are likely to change materially period to period. We do not believe it is practical to determine overall potential variability at a policy level, but believe it is more practical to provide a 5% range of variability for these types of policies in the aggregate. Additionally in 2012, we had no material changes to prior period estimates that impacted results of operations, financial condition or liquidity.

Our assumptions for amortizing deferred acquisition costs are consistent with our assumptions used to amortize our unearned premium.

Our proposed revised disclosure to include in future periodic reports is as follows:

There is generally more uncertainty in the unearned premium reserve than the IBNR reserve in our Specialty Risk and Extended Warranty segment because warranty is short-duration business. Claims are generally reported immediately after they occur and are closed within months of reporting. In the Specialty Risk and Extended Warranty segment, the reserve for unearned premium is, in general, an estimate of our liability for projected future losses emanating from the unearned portion of written policies and is inherently more uncertain. Approximately 48% of policies written have policy terms exceeding one year and currently range between 13 months and 120 months. A portion of these policies are earned on a method other than evenly over the contract period. For those policies that are not earned evenly over the contract period, they are earned over the period of risk in proportion to the amount of insurance protection provided. As of December 31, 2012, we had unearned premium of approximately $506.3 million on these policies. An upward/downward movement of 5% on the entire pool of the earn out pattern for these policies would result in an increase/decrease in unearned premium of approximately $25.3 million. In 2012, we had no material changes to prior period estimates of these claim patterns. Our liability for return of unearned premium is not significant.

Results of Operations
Consolidated Results of Operations 2012 compared to 2011

Loss and Loss Adjustment Expense; Loss Ratio, page 70

4.
Your discussion of the decrease in the loss ratio in 2012 resulting from “lower current year accident selected ultimate losses as compared to selected ultimate losses from the prior accident year” here and in other sections of the filing does not appear to address the underlying reasons in segment and consolidated prior period reserve development. For example, explaining developments as “a result of redefining IBNR within our European operations, which lead to the classification of a greater percentage of those reserves as case reserves as opposed to IBNR” in Note 9 does not appear to be sufficiently informative. Please provide us proposed disclosure to be included in future periodic reports that includes a discussion of the underlying reasons for the adverse and favorable segment and consolidated prior period

Jim B. Rosenberg
Division of Corporation Finance
December 4, 2013

reserve developments for all periods presented. Please ensure that your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition was not appropriate in earlier periods.

Response: The Company’s proposed revised disclosure to be included in future periodic filings is underlined below:

Consolidated Results of Operations 2012 Compared to 2011 (page 70)

Loss and Loss Adjustment Expenses; Loss Ratio.  Loss and loss adjustment expenses increased $244.4 million, or 36.0%, to $922.7 million for the year ended December 31, 2012 from $678.3 million for the year ended December 31, 2011. Our loss ratio for the years ended December 31, 2012 and 2011 was 65.0% and 65.4%, respectively. The decrease in the loss ratio in 2012 resulted from lower current year accident selected ultimate losses as compared to selected ultimate losses from the prior accident year. The slight decrease in selected ultimate losses resulted from a decrease in loss and loss adjustment expenses in our Specialty Risk and Extended Warranty segment due to an increase in warranty claims as compared to casualty claims. This decrease was mostly offset by an increase in our loss and loss adjustment expenses in our other two segments due to an increase in policies written in California, which were primarily workers’ compensation policies.

Consolidated Results of Operations 2011 Compared to 2010 (page 72)

Loss and Loss Adjustment Expenses; Loss Ratio. Loss and loss adjustment expenses increased $206.8 million, or 43.8%, to $678.3 million for the year ended December 31, 2011 from $471.5 million for the year ended December 31, 2010. Our loss ratio for the years ended December 31, 2011 and 2010 was 65.4% and 63.2%, respectively. The increase in the loss ratio in 2011 resulted from higher current year accident selected ultimate losses as compared to selected ultimate losses from the prior year. The increase in current year selected ultimate losses resulted from an increase in workers’ compensation policy claims in our Small Commercial Business and Specialty Program segments from the state of California as well as an increase in loss and loss adjustment expenses in our Specialty Risk and Extended Warranty segment resulting from an increase in casualty claims as compared to warranty claims and is not indicative of adverse reserve development.

Small Commercial Business Segment Results of Operations 2012 Compared to 2011 (page 74)

Loss and Loss Adjustment Expenses; Loss Ratio.  Loss and loss adjustment expenses increased $68.9 million, or 34.1%, to $270.8 million for the year ended December 31, 2012 from $201.9 million for the year ended December 31, 2011. Our loss ratio for the segment for the year ended December 31, 2012 increased to 65.0% from 63.0% for the year ended December 31, 2011. The increase in the loss ratio in the year ended December 31, 2012 resulted primarily from higher current accident year selected ultimate losses ~~based on business mix by state~~ as compared to selected ultimate losses in prior accident years. The higher current accident year selected ultimate losses resulted primarily from writing approximately 17.3% of gross written premium in the state of California in 2012 compared to approximately 11.9% in 2011, which related primarily to workers’ compensation business. We believe the ultimate loss ratio on California

Jim B. Rosenberg
Division of Corporation Finance
December 4, 2013

policies, on average, is higher than other states in which we conduct business. The increase in the loss ratio was not indicative of adverse reserve development.

Small Commercial Business Segment Results of Operations 2011 Compared to 2010 (page 74)

Loss and Loss Adjustment Expenses; Loss Ratio.  Loss and loss adjustment expenses increased $47.5 million, or 30.7%, to $201.9 million for the year ended December 31, 2011 from $154.4 million for the year ended December 31, 2010. Our loss ratio for the segment for the year ended December 31, 2011 increased to 63.0% from 61.2% for the year ended December 31, 2010. The increase in the loss ratio in the year ended December 31, 2011 resulted primarily from higher current accident year selected ultimate losses as compared to selected ultimate losses in prior accident years. The higher current accident year selected ultimate losses resulted primarily from the segment writing approximately 11.9% of its gross written premium in the state of California in 2011 compared to approximately 2.2% in 2010, which related primarily to workers’ compensation business. We believe the ultimate loss ratio on California policies, on average, is higher than other states in which we conduct business. The increase in the loss ratio was not indicative of adverse reserve development.

Specialty Risk and Extended Warranty Segment Results of Operations 2012 Compared to 2011 (page 76)

Loss and Loss Adjustment Expenses; Loss Ratio.  Loss and loss adjustment expense increased $43.7 million, or 14.7%, to $341.2 million for the year ended December 31, 2012 from $297.5 million for the year ended December 31, 2011. Our loss ratio for the segment for the year ended December 31, 2012 decreased to 63.0% from 66.6% for the year ended December 31, 2011. The decrease in the loss ratio for the year ended December 31, 2012 resulted primarily from lower current accident year selected ultimate losses as compared to selected ultimate losses in prior accident years due to a ~~change~~ shift in business mix within this segment created by a higher proportion of warranty policy claims compared to casualty policy claims.

Specialty Risk and Extended Warranty Segment Results of Operations 2011 Compared to 2010 (page 76)

Loss and Loss Adjustment Expenses; Loss Ratio.  Loss and loss adjustment expense increased $106.4 million, or 55.7%, to $297.5 million for the year ended December 31, 2011 from $191.1 million for the year ended December 31, 2010. Our loss ratio for the segment for the year ended December 31, 2011 increased to 66.6% from 63.0% for the year ended December 31, 2010. The increase in the loss ratio in 2011 resulted primarily from higher current accident year selected ultimate losses as compared to selected ultimate losses in prior accident years~~, as well as~~ due to a shift of business mix within the segment created by a higher proportion of casualty policy claims compared to warranty policy claims.

Specialty Program Segment Results of Operations 2012 Compared to 2011 (page 78)

Loss and Loss Adjustment Expenses; Loss Ratio.  Loss and loss adjustment expenses increased $123.6 million, or 107.8%, to $238.3 million for the year ended December 31, 2012 compared to $114.7 million for the year ended December 31, 2011. Our loss ratio for the segment for the year ended December 31, 2012 increased to 68.4% from 66.9% for the year ended December 31, 2011. The increase in the loss ratio in the year ended December 31, 2012 resulted

Jim B. Rosenberg
Division of Corporation Finance
December 4, 2013

primarily from higher current accident year selected ultimate losses as compared to selected ultimate losses from prior years. The higher current accident year selected ultimate losses resulted primarily from writing approximately 35% of this segment’s business in the state of California in 2012 compared to approximately 25% in 2011. We believe the ultimate loss ratio on California policies, on average, is higher than other states in which we conduct business. The increase in the loss ratio was not indicative of adverse reserve development.

Specialty Program Segment Results of Operations 2011 Compared to 2010 (page 79)

Loss and Loss Adjustment Expenses; Loss Ratio.  Loss and loss adjustment expenses increased $20.4 million, or 21.7%, to $114.7 million for the year ended December 31, 2011 compared to $94.3 million for the year ended December 31, 2010. The loss ratio for the segment was consistent year over year and was 66.9% compared to 67.2% for the years ended December 31, 2011 and 2010, respectively. Overall, current accident year selected ultimate losses were similar to selected ultimate losses from the prior accident years, resulting in a flat loss ratio for the year ended December 31, 2011 as compared to the year ended December 31, 2010. The slight decrease resulted primarily from the non-renewal of under-performing commercial auto programs, partially offset by higher current accident year selected ultimate losses from writing approximately 25% of this segment’s business in the state of California in 2012 compared to approximately 6% in 2011. We believe the ultimate loss ratio on California policies, on average, is higher than other states in which we conduct business.

Acquisition Costs and Other Underwriting Expenses; Expense Ratio, page 70

5.
Please provide us proposed disclosure to be included in future periodic reports that explains “a change in business mix” and how exactly it affected the expense ratio during the year ended December 31, 2012.

Response: The Company’s proposed revised disclosure to be included in future periodic filings is underlined below:

Acquisition Costs and Other Underwriting Expenses; Expense Ratio. Acquisition costs and other underwriting expenses increased $145.3 million, or 36.5%, to $543.7 million for the year ended December 31, 2012 from $398.4 million for the year ended December 31, 2011. The expense ratio increased to 24.4% in 2012 from 23.6% in 2011 and resulted from higher policy acquisition costs. Policy acquisition costs increased as earned premium associated with our Small Commercial Business and Specialty Program segments increased to 62% in 2012 from 57% in 2011. These segments generally have higher direct acquisition costs compared to the Specialty Risk and Extended Warranty segment. Additionally, we prospectively adopted a new accounting standard related to deferred acquisition costs in 2012, which reduced the amount of expense deferred in 2012 compared to 2011.

Consolidated Financial Statements
Notes to Consolidated Financial Statements

2. Significant Accounting Policies

Jim B. Rosenberg
Division of Corporation Finance
December 4, 2013

Ceding Commission Revenue, page F-10

6.
In your discussion of acquisition costs and other underwriting expenses; expense ratio in the results of operations section of MD&A, ceding commissions are netted against these expenses to arrive at your expense ratio. Please tell us why it is appropriate to classify your ceding commissions as revenue instead reflecting the portion of your ceding commissions that are a recovery of acquisition costs as a reduction of your deferred acquisition costs as required by ASC 944-30-35-64. Tell us for each period provided in your filing the portion of your ceding commission revenue that relates to the recovery of acquisition costs.

Response: Under the terms of our quota share agreement with Maiden Insurance Company, Ltd. in effect during the year ended December 31, 2012, we were entitled to receive ceding commission ranging from 30% to 34.375% of earned premiums. This ceding commission income provides for the reimbursement of both acquisition related costs and other operating costs associated with the ceded premium. The ceding commission income rate is a contractually negotiated rate. As the contract does not specifically break out the various components of expense, we believe it was proper to reflect the ceding commission under revenues rather than as a reduction of acquisition and other underwriting expenses. Although we have presented this ceding commission in past filings as revenue, we acknowledge the Staff’s position and propose to classify this ceding commission in future filings as a reduction of acquisition costs and other underwriting expenses. Our revised disclosures, which we would include in future filings, read as follows:
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Principal Revenue and Expense Items (page 62)

Ceding Commission ~~Revenue~~.  Ceding commission is a commission we receive from ceding gross written premium to third party reinsurers. We earn commissions on reinsurance premiums ceded in a manner consistent with the recognition of the direct acquisition costs of the underlying insurance policies, generally on a pro-rata basis over the terms of the policies reinsured. In connection with the Maiden Quota Share, which is our primary source of ceding commission, the amount we receive is a blended rate based on a contractual formula contained in the individual reinsurance agreements, and the rate may not correlate specifically to the cost structure of our individual segments. As such, we allocate earned ceding commissions to our segments based on each segment’s proportionate share of total acquisition costs and other underwriting expenses recognized during the period. Ceding Commission is netted against Acquisition costs and other underwriting expenses.

Net Expense Ratio.  The net expense ratio is a measure of an insurance company’s operational efficiency in administering its business. Expressed as a percentage, this is the

Jim B. Rosenberg
Division of Corporation Finance
December 4, 2013

ratio of the sum of acquisition costs and other underwriting expenses less ceding commission ~~revenue~~ earned to net premiums earned. As we allocate certain acquisition costs and other underwriting expenses based on premium volume to our segments, net loss ratio on a segment basis may be impacted period over period by a shift in the mix of net written premium.

Critical Accounting Policies (page 64); Note 2 Significant Accounting Policies (page F-10)

Ceding Commission ~~Revenue~~.  Ceding commission is a commission we receive from ceding gross written premium to third party reinsurers. We earn commissions on reinsurance premiums ceded in a manner consistent with the recognition of the direct acquisition costs of the underlying insurance policies, generally on a pro-rata basis over the terms of the policies reinsured. In connection with the Maiden Quota Share, which is our primary source of ceding commission, the amount we receive is a blended rate based on a contractual formula contained in the individual reinsurance agreements, and the rate may not correlate specifically to the cost structure of our individual segments. As such, we allocate earned ceding commissions to our segments based on each segment’s proportionate share of total acquisition costs and other underwriting expenses recognized during the period. Ceding Commission is netted against Acquisition costs and other underwriting expenses.

Reinsurance.  We account for reinsurance premiums, losses and LAE on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. We record premiums earned and losses incurred ceded to other companies as reductions of premium revenue and losses and LAE. We account for commissions allowed by reinsurers on business ceded as ceding commission, ~~revenue~~ which is a reduction of acquisition of costs and other underwriting expenses. Reinsurance recoverables relate to the portion of reserves and paid losses and LAE that are ceded to other companies. We remain contingently liable for all loss payments in the event of failure to collect from the reinsurer.

Jim B. Rosenberg
Division of Corporation Finance
December 4, 2013

2012 10-K Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations (page 69) and 2012 10-K Consolidated Statements of Income for the years ended December 31, 2012, 2011, 2010 (page F-4) – marked to show removal of Ceding commission from Revenues and resulting changes to Total Revenues, Acquisition costs and other underwriting expenses and Total expenses:

	Years Ended December 31,
	2012	2011	2010
Revenues:
Premium income:
Net written premium	$1,648,037	$1,276,597	$827,226
Change in unearned premium	(229,185)	(239,736)	(81,567)
Net earned premium	1,418,852	1,036,861	745,659
~~Ceding commission – primarily related party~~	~~196,982~~	~~153,953~~	~~138,261~~
Service and fee income (related parties – $29,041, $16,700, $12,322)	172,174	108,660	62,067
Net investment income	68,167	55,515	50,517
Net realized gain on investments	8,981	2,768	5,953
Total revenues	1,668,174	1,203,804	864,196
Expenses:
Loss and loss adjustment expense	922,675	678,333	471,481
Acquisition costs and other underwriting expenses	346,731	244,451	164,548
Other	161,320	86,611	56,403
Total expenses	1,430,726	1,009,395	692,432
Income before other income (expense), income taxes and equity in earnings of unconsolidated subsidiaries	237,448	194,409	171,764
Other income (expenses):
Interest expense	(28,508)	(16,079)	(12,902)
Gain on investment in life settlement contracts net of profit commission	13,822	46,892	11,855
Foreign currency gain (loss)	(242)	(2,418)	684
Acquisition gain on purchase	—	5,850	—
Total other income (expenses)	(14,928)	34,245	(363)
Income before income taxes and equity in earnings of unconsolidated subsidiaries	222,520	228,654	171,401
Provision for income taxes	46,955	42,372	47,053
Income before equity in earnings of unconsolidated subsidiaries	175,565	186,282	124,348
Equity in earnings of unconsolidated subsidiaries – related party	9,295	4,882	23,226
Net income	184,860	191,164	147,574
Net income attributable to non-controlling interests of subsidiaries	(6,873)	(20,730)	(5,109)
Net income attributable to AmTrust Financial Services, Inc.	$177,987	$170,434	$142,465
Earnings per common share:
Basic earnings per share	$2.67	$2.58	$2.17
Diluted earnings per share	$2.57	$2.52	$2.14
Dividends declared per common share	$0.39	$0.34	$0.29
Weighted average common shares outstanding:
Basic	66,499	65,915	65,532
Diluted	68,850	67,661	66,426
Net realized gain on investments:
Total other-than-temporary impairment losses	$(2,965)	$(4,411)	$(21,196)
Portion of loss recognized in other comprehensive income	—	—	—
Net impairment losses recognized in earnings	(2,965)	(4,411)	(21,196)
Other net realized gain on investments	11,946	7,179	27,149
Net realized investment gain	$8,981	$2,768	$5,953

Jim B. Rosenberg
Division of Corporation Finance
December 4, 2013

2012 10-K – Note 14 Acquisition Costs and Other Underwriting Expenses (page F-48)

14. Acquisition Costs and Other Underwriting Expenses

The following table summarizes the components of acquisition costs and other underwriting expenses, and has been adjusted to show ceding commission as a reduction to policy acquisition expenses:

(Amounts in Thousands)	2012	2011	2010
Policy acquisition expenses	$178,633	$102,511	$42,496
Salaries and benefits	155,441	119,171	97,934
Other insurance general and administrative expense	12,657	22,769	24,118
	$346,731	$244,451	$164,548

7.
Please provide us proposed revised disclosure to be included in future periodic reports that describes your accounting for certain reinsurance agreements that contain provisions whereby the ceding commission rates vary based on the loss experience under the agreement and its implication in your risk transfer assessment.

Response: We do not currently, nor did we in 2012, have any active ceded reinsurance agreements that contain sliding scale commission structures that impact ceding commission revenue. To the extent that we do enter into any reinsurance agreements in the future, we will include language indicating the existence of a slide-scale feature as well as the effect (if any) on risk transfer. The language referenced by the Staff and contained in our 2012 Form 10-K was inadvertently left in to describe a historical reinsurance agreement.

Income Taxes, page F-15

8.
You disclose that the use of deferred tax liabilities related to equalization reserves are netted against related amortization expense and recorded as a decrease to other underwriting expense. Please tell us why it is appropriate to net the use of a deferred tax liability against the amortization expense associated with the intangible asset related to your equalization reserves and reference for us the authoritative literature you rely upon to support your position. In your response tell us why the change in a deferred tax liability is not recorded in deferred tax expense or benefit as required by ASC 740-10-30-4 and the amount of deferred income tax benefit, i.e., the change in deferred tax liability, associated with your equalization reserves for each of the periods presented in your financial statements.

Response: As discussed with the Staff on Tuesday, November 26th, we are continuing to work through our response to Question 8 but wanted to respond to the rest of questions

Jim B. Rosenberg
Division of Corporation Finance
December 4, 2013

within the deadline. Therefore, we will be responding to Question 8 in separate correspondence.

4. Fair Value of Financial Instruments, page F-24

9.
We acknowledge your disclosure on page 22 that states that before you purchase a life settlement contract, you conduct a rigorous underwriting review that includes obtaining life expectancy estimates on individual insureds from actuaries and your disclosure on page 64 of the factors considered in the determination of the fair value of your investment in life settlements. It appears that the main assumptions used to calculate the fair value are life expectancy and the discount rate. Discuss why the assumptions used are considered appropriate. Indicate how you assess the reasonableness of the main assumptions used as inputs in the valuation of the life settlement contract investments. Clarify to what extent you rely on independent outside parties to determine life settlement contract fair value at each balance sheet date. If adjustments to the main assumptions have been made, identify and describe in reasonable specificity the nature and extent of new events that occurred or additional experience/information obtained that resulted in the adjustments or disclose if the main assumptions have remained unchanged during the periods presented.

Response: Since the filing of our 2012 Form 10-K, we have revised our fair value of life settlement disclosure to address several of these points. Our revised disclosure, which we included in our Form 10-Q for the quarterly period ended September 30, 2013 and we would anticipate including in future filings, reads as follows:

“The fair value of life settlement contracts as well as life settlement profit commission liability is based on information available to the Company at the end of the reporting period. The Company considers the following factors in its fair value estimates: cost at date of purchase, recent purchases and sales of similar investments (if available and applicable), financial standing of the issuer, changes in economic conditions affecting the issuer, maintenance cost, premiums, benefits, standard actuarially developed mortality tables and life expectancy reports prepared by nationally recognized and independent third party medical underwriters. The Company estimates the fair value of a life insurance policy by applying an investment discount rate based on the cost of funding the Company's life settlement contracts as compared to returns on investments in asset classes with comparable credit quality, which the Company has determined to be 7.5%, to the expected cash flow generated by the policies in the Company's life settlement portfolio (death benefits less premium payments), net of policy specific adjustments and reserves. In order to confirm the integrity of their calculation of fair value, the Company, quarterly, retains an independent third-party actuary to verify that the actuarial modeling used by the Company to determine fair value was performed correctly and that the valuation, as determined through the Company’s actuarial modeling, is consistent with other methodologies. The Company considers this information in its assessment of the reasonableness of the life expectancy and discount rate inputs used in the valuation of these investments.

Jim B. Rosenberg
Division of Corporation Finance
December 4, 2013

The Company adjusts the standard mortality for each insured for the insured's life expectancy based on reviews of the insured's medical records. The Company establishes policy specific reserves for the following uncertainties: improvements in mortality, the possibility that the high net worth individuals represented in its portfolio may have access to better health care, the volatility inherent in determining the life expectancy of insureds with significant reported health impairments, the possibility that the issuer of the policy or a third party will contest the payment of the death benefit payable to the Company, and the future expenses related to the administration of the portfolio. The application of the investment discount rate to the expected cash flow generated by the portfolio, net of the policy specific reserves, yields the fair value of the portfolio. The effective discount rate reflects the relationship between the fair value and the expected cash flow gross of these reserves.”

6. Investments in Life Settlements, page F-31

10.
Regarding the life settlement contracts that you record at zero because you determined that their fair value is less than zero, tell us why you continue to pay premiums and record these contracts in your financial statements at zero rather than at their fair value. Also, tell us the amount of premiums you paid in 2011 and 2012 for these contracts and their fair value at December 31, 2012.

Response: As indicated above in response to question 9, we estimate the fair value of a life insurance policy using a cash flow model with an appropriate discount rate. In some cases, the cash flow model calculates the value of an individual policy to be less than zero. In cases were the value is determined to be negative, we assign a fair value of zero to that policy. Additionally, certain of our acquired polices were structured to have low premium payments at inception of the policy term, which later escalate greatly towards the tail end of the policy term. At the current time, we have chosen to continue to make premium payments on these types of policies before the premium amounts escalate. We expense all premiums paid, even on policies with zero fair value. Once the premium payments escalate, we may allow the policies to lapse. In the event that death benefits are realized in the time frame between initial acquisition and premium escalation, it is a benefit to cash flow. As an example, between 2011 and 2012, our premium payments for these types of policies totaled approximately $12.0 million, while we received approximately $8.0 million in death benefits from two such policies.  We believe that the potential payout for these contracts is high, and has shown to be accretive to the realized cash flow of the portfolio.  Furthermore, maintaining these policies increases the diversification of the entire pool and reduces the volatility by increasing the portfolio size. Finally, we note that, upon receipt of updated medical records and life expectancy reports, we determined that certain policies that had zero value in 2011 had a positive value in 2012.

Jim B. Rosenberg
Division of Corporation Finance
December 4, 2013

The table below details the amount of premiums paid, the death benefits received and the fair value of these contracts in 2011 and 2012:

(Dollars in thousands)	12/31/11	12/31/12
Number of policies with a negative value from discounted cash flow model	102	83
Premiums paid for the year ended	$4,883	$7,109
Death Benefit Received	$0	$8,000
Fair Value (net of reserves)	($30,424)	($17,198)
Fair Value (before reserves)	$21,885	$32,100

22. Statutory Financial Data, Risk Based Capital and Dividend Restrictions, page F-56

11.
We acknowledge your disclosure of the principal differences between your statutory financial statements and your financial statements prepared in accordance with GAAP and note that your equalization reserves is not listed as one of the principal differences. We also note that you disclosed that you had approximately $412 million of unutilized equalization reserves as at December 31, 2012. Please explain to us the difference, if any, between your statutory financial statements and your financial statements prepared in accordance with GAAP with respect to your equalization reserves.

Response: As described in our response to Question 2 above, the equalization reserves are statutory reserves in excess of required reserves, which are not recognized under GAAP. The equalization reserves are compiled in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts. In future filings, we will include the recognition of equalization reserves as one of the principal differences between statutory financial statements and financial statements prepared in accordance with GAAP.

Form 10-Q for the Quarterly Period Ended June 30, 2013
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Reinsurance, page 63

12.
Please provide us proposed disclosure to be included in future periodic reports that explains the apparent contradiction between your statement that you have not experienced any significant changes to your insurance programs since December 31, 2012 and your statement on page 61 that the increase in prepaid reinsurance premium between periods related to higher cessions of premium during the first six months of 2013.

Jim B. Rosenberg
Division of Corporation Finance
December 4, 2013

Response: The above-referenced disclosure on page 63 under “– Reinsurance” is accurate and does not contradict the above-referenced statement on page 61 under “– Other Material Changes in Financial Position,” but perhaps could be clarified. As of June 30, 2013, there had not been any significant change to the Company’s reinsurance programs since December 31, 2012. The increase in “Prepaid reinsurance premium” (also known as ceded unearned premium) as detailed in the table on page 61 under “– Other Material Changes in Financial Position” was the result of the Company’s overall growth in gross written premium and its associated increase in ceded premium. The Company’s gross written premium over the 12 months preceding June 30, 2013 of $3.5 billion compared to the gross written premium over the 12 months preceding December 31, 2012 of $2.7 billion represents a 27% increase. The Company’s ceded premium over the 12 months preceding June 30, 2013 of $1.4 billion compared to the gross written premium over the 12 months preceding December 31, 2012 of $1.1 billion represents a 30% increase. These increases in gross written premium, and not any changes in the Company’s reinsurance programs, caused the increase in prepaid reinsurance. In future filings, if the period over period increase in prepaid reinsurance premiums relates to an increase in gross written premium, we propose to revise the disclosure as follows (with additions underlined and deletions struck through):

“The increase in prepaid reinsurance premium between periods related to ~~higher cessions of premium~~ increased premium cessions during the first six months of 2013 due to our overall gross written premium growth in 2013.”

In connection with our response to your Comment Letter, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•
the Commission has taken the position that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We further understand that the Division of Enforcement has access to all information provided to the Staff in the Staff’s review of our filings or in response to the Staff’s comments on our filings.

We trust that you will find the foregoing to be responsive to the Staff’s comments. Please contact the undersigned at (216) 328-6116 if you require any further information.

Sincerely,

/s/ Ronald E. Pipoly, Jr.

Ronald E. Pipoly, Jr., Chief Financial Officer

Jim B. Rosenberg
Division of Corporation Finance
December 4, 2013

cc:     Donald Abbott, Securities and Exchange Commission
Ibolya Ignat, Securities and Exchange Commission
Richard Bertuglia, BDO USA, LLP
Catherine Miller, AmTrust Financial Services, Inc.